UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   April 26, 2006

WHITNEY HOLDING CORPORATION

(Exact name of registrant as specified in its charter)

Louisiana	0-1026	72-6017893
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

228 St. Charles Avenue, New Orleans, Louisiana	70130
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code	504-586-7272

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230-.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On April 26, 2006, Whitney Holding Corporation issued a news release announcing its financial results for the quarter ended March 31, 2006 (the "News Release"). The News Release is attached as exhibit 99.1 to this report and incorporated herein by reference.

Item 9.01   Financial Statement and Exhibits.

(c) Exhibits

99.1 News Release dated April 26, 2006

<center>SIGNATURE</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<center>WHITNEY HOLDING CORPORATION</center>

By: /s/Thomas L. Callicutt, Jr.
Thomas L. Callicutt, Jr.
Executive Vice President
and Chief Financial Officer

Date: April 26, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	News Release dated April 26, 2006

Exhibit 99.1



WHITNEY HOLDING CORPORATION
228 ST. CHARLES AVENUE
NEW ORLEANS, LA 70130
www.whitneybank.com

NEWS RELEASE

CONTACT: Thomas L. Callicutt, Jr.	**FOR IMMEDIATE RELEASE**
504/552-4591	April 26, 2006

WHITNEY REPORTS FIRST QUARTER 2006 EARNINGS

New Orleans, Louisiana. Whitney Holding Corporation (NASDAQ—WTNY) earned $36.1 million in the quarter ended March 31, 2006, a 26% increase compared to net income of $28.8 million reported for the first quarter of 2005. Per share earnings were $.58 per basic share and $.57 per diluted share in 2006's first quarter, up 23% and 21%, respectively, from $.47 per share, both basic and diluted, in the year-earlier period. All share and per share data in this news release reflect the three-for-two split of Whitney's common stock that was effective May 25, 2005.

UPDATE ON IMPACT OF NATURAL DISASTERS

Two strong hurricanes struck portions of the Company's market area during the summer of 2005. The following sections summarize the more significant continuing financial repercussions of these natural disasters for the Company and its major subsidiary, Whitney National Bank (the Bank).

Credit Quality and Allowance for Loan Losses

Relationship officers continued to closely monitor the performance of storm-impacted loan customers during the first quarter of 2006, and data was collected on the performance of consumer credits that had been under payment deferral programs. This information was factored into management's determination of the allowance for loan losses at March 31, 2006, but did not cause any significant net change in the level of the allowance from that determined at December 31, 2005. Although the identification and initial evaluation of individual storm-impacted credits has been substantially completed, much uncertainty remains concerning the overall economic prospects in the areas most affected by the storms, and the resolution of this uncertainty could lead to significant changes in management's assessment of storm-related credit risk and the allowance for loan losses.

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Disaster Response Costs, Casualty Losses, Business Interruption and Related Insurance

The Bank has incurred a variety of costs to operate in disaster response mode, and a number of facilities and their contents were damaged by the storms, including sixteen requiring replacement, relocation or major renovation. Whitney maintains insurance for casualty losses as well as for reasonable and necessary disaster response costs and certain revenue lost through business interruption. Most of the significant covered disaster response costs had been incurred by the end of the first quarter of 2006 and included in an insurance claim receivable. The bulk of costs to replace or renovate facilities will be incurred in future periods, and these will be included in the insurance claims as appropriate.

Deposit Growth and Liquidity Management

The Bank experienced a rapid accumulation of deposits in the months following the storms, and these funds have for the most part been retained through the end of the first quarter of 2006. Total deposits at March 31, 2006 were up $79 million, or 1%, from December 31, 2005, but the total has grown $1.5 billion, or 21%, since June 30, 2005, largely concentrated in noninterest-bearing demand deposits and personal savings account deposits. A number of storm-related factors contributed to this accumulation, including the settlement of insurance claims, payments under disaster-recovery contracts, the distribution of relief funds, deferrals granted on income tax installments and a more conservative approach to discretionary spending by many customers in the face of significant uncertainties such as those pertaining to the rebuilding process.

Although management expects the balances accumulated by deposit customers in the storm-affected areas to reduce over time, it is difficult to predict when and to what degree. After first reducing short-term wholesale borrowings, Whitney has invested most of the accumulated funds in short-term liquidity management securities. A portion of the deposit growth also helped fund the increase in float that resulted from storm-forced changes to the Bank's normal processing and collection of cash items. Balances of cash in other banks and in process of collection for the first quarter of 2006 were higher by approximately $152 million on average compared to 2005's first quarter. Balances returned to more normal levels by the end of 2006's first quarter.

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HIGHLIGHTS OF FINANCIAL RESULTS

- Whitney's net interest income (TE) for the first quarter of 2006 increased $24.8 million, or 28%, compared to the first quarter of 2005, driven by both the 22% increase in average earning assets and a wider net interest margin. The net interest margin (TE) was 5.02% for the first quarter of 2006, up 24 basis points from the year-earlier period. Rising benchmark rates for the large variable-rate segment of Whitney's loan portfolio drove the increase of 76 basis points in the overall asset yield from the first quarter of 2005, even though the deployment of funds from the post-storm deposit build-up increased the percentage of lower-yielding short-term investments in the earning asset mix. Over this same period, the cost of funds increased 52 basis points. The post-storm deposit build-up produced a favorable shift in the funding mix and supported Whitney's efforts to control the impact of the upward market pressure on funding rates through management of the rate structures for different deposit products. The net interest margin for the first quarter of 2006 was little changed from the 5.03% margin in 2005's fourth quarter, although growth in average earning assets led to a 6% increase in net interest income between these periods. The yield on the loan portfolio continued to rise, by 33 basis points, but the higher percentage of liquidity management investments in the asset mix held the increase in the overall earning asset yield to 11 basis points compared to 2005's fourth quarter. The funding mix in the first quarter of 2006 was relatively stable on average compared to the final quarter of 2005, and the cost of funds increased 12 basis points between these periods.

- Average total loans for the quarter, including loans held for sale, were up 17%, or $944 million, compared to the first quarter of 2005, with approximately 8%, or $440 million, associated with the Destin Bank acquisition in April 2005. Loan repayments, including some seasonal reductions and the application of storm-related insurance proceeds, outweighed new advances during the first quarter of 2006, and the quarter-end loan portfolio balance was down 1% from December 31, 2005. Average investment securities decreased 14%, or $278 million, from the first quarter of 2005 to 2006's first quarter, in support of loan growth between these periods. As noted earlier, Whitney has invested a significant portion of the funds from the rapid post-storm build-up of deposits in liquidity management securities, and average short-term investments for the first quarter of 2006 increased by $986 million compared to the first quarter of 2005. Total average earning assets for the quarter were up a net 22%, or $1.65 billion, compared to the first quarter of 2005.

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- Average deposits in the first quarter of 2006 were up 30%, or $1.95 billion, compared to the first quarter of 2005, with approximately 5% related to the Destin acquisition. The most significant increase following the storms was in noninterest-bearing demand deposits, which have grown in total by 39%, or $888 million, since the end of 2005's second quarter. The movement of some of these funds into interest-bearing products contributed to a 3% decrease in noninterest-bearing demand deposits from year-end 2005 to March 31, 2006.
- Whitney provided $2.0 million for loan losses in the first quarter of 2006, compared to a $1.5 million provision in the first quarter of 2005. As noted earlier, new information gathered during the first quarter of 2006 on storm-related credit risk prompted little net change in the determination of the allowance for loan losses at quarter end compared to year-end 2005. The total of loans criticized through the internal credit risk classification process decreased by $17 million during the first quarter of 2006, although the total of nonperforming loans at March 31, 2006 was little changed from December 31, 2005. Net-charge offs totaled $2.8 million in 2006's first quarter, compared to net charge-offs of $1.9 million in the first quarter of 2005.
- Noninterest income decreased 1% from the first quarter of 2005. Deposit service charge income was down 19%, or $1.5 million, compared to the first quarter of 2005. The accumulation of deposit account balances after the storms served to reduce revenue from charges related to these accounts. Another important factor was the earnings credit allowed against service charges on certain business deposit accounts that has grown with the rise in short-term market rates. Improvements were noted in a number of other income categories, reflecting both internal growth and contributions from acquired operations. Bank card fees, both credit and debit cards, increased a combined 31%, or $.8 million, compared to 2005's first quarter, mainly reflecting higher transaction volumes. Fee income from Whitney's secondary mortgage market operations was up $.7 million in the first quarter of 2006. Home loan production was up moderately compared to 2005's first quarter and most remaining storm-related processing

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delays were resolved during the current quarter. The categories comprising other noninterest income decreased a net $.3 million compared to the first quarter of 2005 when Whitney received a $1.0 million distribution from the sale of an electronic transaction network in which the Bank was a member. The Destin acquisition added $.4 million in fees from investment and insurance brokerage services to 2006's first quarter, and most other fee categories showed improved results from the year-earlier period.

- Noninterest expense in the first quarter of 2006 increased 19%, or $12.8 million, from 2005's first quarter. Incremental operating costs associated with Destin Bank totaled approximately $2.2 million in the first quarter of 2006, and the amortization of intangibles acquired in this transaction added $.7 million to expense for the current year's period. Personnel expense increased 13%, or $5.1 million, in total. Base pay and compensation earned under sales-based and other employee incentive programs increased a combined 9%, or $2.4 million, including approximately $1.0 million for the Destin staff. Compensation expense under management incentive programs increased by $2.1 million in the first quarter of 2006 compared to the year-earlier period, mainly related to revised expectations about the multi-year performance factors to be applied to performance-based restricted stock grants. The cost of acquired operations, de novo branch expansion and higher energy costs were the main factors behind the 15%, or $.8 million, increase in net occupancy expense in 2006's first quarter. During the first quarter of 2006, Whitney expensed $2.5 million of disaster-related costs and operating losses for which insurance coverage may not be available. This was reported in the total of other noninterest expense for 2006's first quarter. This total also included an additional $.8 million related to the outsourcing of the Bank's ATM operations and $.6 million for expanded marketing activities in 2006.

On April 13, 2006, Whitney completed its acquisition of First National Bancshares, Inc. of Bradenton, Florida and its subsidiary, 1st National Bank & Trust. 1st National Bank & Trust operates in the Tampa Bay area and had approximately $380 million in total assets at acquisition. The Company expects to merge 1st National into Whitney National Bank during the third quarter of 2006 upon completion of systems-integration work.

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Whitney Holding Corporation, through its banking subsidiary Whitney National Bank, serves the five-state Gulf Coast region stretching from Houston, Texas; across southern Louisiana and the coastal region of Mississippi; to central and south Alabama; the panhandle of Florida; and the Tampa Bay metropolitan area of Florida.

This news release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements provide projections of results of operations or of financial condition or state other forward-looking information, such as expectations about future conditions and descriptions of future plans and strategies.

Significant uncertainties continue to surround the future economic conditions that will emerge in the portions of Whitney's service area that were impacted by two hurricanes that struck in the summer of 2005. As a result, management's estimates of the financial impact of these disasters on Whitney are subject to a greater degree of possible imprecision than is inherent in other forward-looking statements. The most significant estimate relates to credit quality and the allowance for loan losses.

Although Whitney believes that the expectations reflected in forward-looking statements are based on reasonable assumptions, actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ from those expressed in the Company's forward-looking statements include, but are not limited to the actual pace and magnitude of economic recovery in the regions impacted by the hurricanes compared to management's current views on recovery.

Whitney does not intend, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements.

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share data)		First Quarter 2006		First Quarter 2005
INCOME DATA				
Net interest income	$	113,237	$	88,419
Net interest income (tax-equivalent)		114,744		89,933
Provision for loan losses		2,000		1,500
Noninterest income		21,176		21,391
Net securities gains in noninterest income		-		-
Noninterest expense		79,100		66,261
Net income		36,149		28,756
AVERAGE BALANCE SHEET DATA				
Loans	$	6,510,471	$	5,591,349
Investment securities		1,701,467		1,979,796
Earning assets		9,249,232		7,597,501
Total assets		10,162,685		8,225,375
Deposits		8,542,554		6,593,001
Shareholders' equity		975,456		887,059
PER SHARE DATA				
Earnings per share				
Basic	$	.58	$	.47
Diluted		.57		.47
Cash dividends per share	$	.27	$	.23
Book value per share, end of period	$	15.45	$	14.27
Trading data				
High sales price	$	36.17	$	31.09
Low sales price		27.27		28.44
End-of-period closing price		35.46		29.67
Trading volume		14,411,128		9,412,595
RATIOS				
Return on average assets		1.44 %		1.42 %
Return on average shareholders' equity		15.03		13.15
Net interest margin		5.02		4.78
Dividend payout ratio		47.41		49.43
Average loans as a percentage of average deposits		76.21		84.81
Efficiency ratio		58.20		59.52
Allowance for loan losses as a percentage of				
loans, at end of period		1.37		.96
Nonperforming assets as a percentage of loans plus				
foreclosed assets and surplus property, at end of period		1.02		.43
Average shareholders' equity as a percentage				
of average total assets		9.60		10.78
Leverage ratio, at end of period		7.99		9.27

Tax-equivalent (TE) amounts are calculated using a federal income tax rate of 35%.

The efficiency ratio is noninterest expense to total net interest (TE) and noninterest income

(excluding securities gains and losses).

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES

DAILY AVERAGE CONSOLIDATED BALANCE SHEETS

(dollars in thousands)	First Quarter 2006	First Quarter 2005
ASSETS		
EARNING ASSETS		
Loans	$ 6,510,471	$ 5,591,349
Investment securities		
Securities available for sale	1,474,087	1,752,127
Securities held to maturity	227,380	227,669
Total investment securities	1,701,467	1,979,796
Federal funds sold and short-term investments	1,002,586	16,526
Loans held for sale	34,708	9,830
Total earning assets	9,249,232	7,597,501
NONEARNING ASSETS		
Goodwill and other intangible assets	229,224	139,173
Accrued interest receivable	49,491	32,049
Other assets	725,306	511,606
Allowance for loan losses	(90,568)	(54,954)
Total assets	$ 10,162,685	$ 8,225,375
LIABILITIES		
INTEREST-BEARING LIABILITIES		
Interest-bearing deposits		
NOW account deposits	$ 1,091,412	$ 890,727
Money market investment deposits	1,107,573	1,237,536
Savings deposits	1,182,995	734,874
Other time deposits	717,317	687,019
Time deposits $100,000 and over	1,252,144	932,905
Total interest-bearing deposits	5,351,441	4,483,061
Short-term and other borrowings	531,655	675,917
Total interest-bearing liabilities	5,883,096	5,158,978
NONINTEREST-BEARING LIABILITIES		
Noninterest-bearing deposits	3,191,113	2,109,940
Accrued interest payable	12,862	6,117
Other liabilities	100,158	63,281
Total liabilities	9,187,229	7,338,316
SHAREHOLDERS' EQUITY	975,456	887,059
Total liabilities and shareholders' equity	$ 10,162,685	$ 8,225,375
EARNING ASSETS LESS		
INTEREST-BEARING LIABILITIES	$ 3,366,136	$ 2,438,523

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(dollars in thousands)	March 31 2006		December 31 2005		March 31 2005	
ASSETS						
Cash and due from financial institutions	$	305,680	$	554,827	$	244,610
Federal funds sold and short-term investments		1,274,317		805,758		7,989
Loans held for sale		30,013		46,678		14,842
Investment securities						
Securities available for sale		1,498,316		1,413,763		1,767,017
Securities held to maturity		227,041		227,688		228,524
Total investment securities		1,725,357		1,641,451		1,995,541
Loans		6,488,639		6,560,597		5,642,031
Allowance for loan losses		(89,209)		(90,028)		(53,920)
Net loans		6,399,430		6,470,569		5,588,111
Bank premises and equipment		152,628		151,978		156,186
Goodwill		204,089		204,089		115,771
Other intangible assets		24,049		26,304		22,612
Accrued interest receivable		43,256		52,808		30,762
Other assets		142,923		154,544		99,525
Total assets	$	10,301,742	$	10,109,006	$	8,275,949
LIABILITIES						
Noninterest-bearing demand deposits	$	3,189,552	$	3,301,227	$	2,165,751
Interest-bearing deposits		5,494,224		5,303,609		4,555,335
Total deposits		8,683,776		8,604,836		6,721,086
Short-term and other borrowings		519,373		433,350		561,930
Accrued interest payable		11,616		10,538		5,708
Other liabilities		106,222		99,239		117,850
Total liabilities		9,320,987		9,147,963		7,406,574
SHAREHOLDERS' EQUITY						
Common stock, no par value		2,800		2,800		2,800
Capital surplus		257,751		250,174		244,970
Retained earnings		757,666		738,655		712,518
Accumulated other comprehensive income		(28,886)		(21,223)		(18,834)
Treasury stock at cost		(8,576)		(9,363)		(72,079)
Total shareholders' equity		980,755		961,043		869,375
Total liabilities and shareholders' equity	$	10,301,742	$	10,109,006	$	8,275,949

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share data)		First Quarter 2006		First Quarter 2005
INTEREST INCOME				
Interest and fees on loans	$	113,450	$	81,741
Interest and dividends on investments		17,750		20,349
Interest on federal funds sold and				
short-term investments		10,792		99
Total interest income		141,992		102,189
INTEREST EXPENSE				
Interest on deposits		24,272		10,708
Interest on short-term and other borrowings		4,483		3,062
Total interest expense		28,755		13,770
NET INTEREST INCOME		113,237		88,419
PROVISION FOR LOAN LOSSES		2,000		1,500
NET INTEREST INCOME AFTER PROVISION				
FOR LOAN LOSSES		111,237		86,919
NONINTEREST INCOME				
Service charges on deposit accounts		6,517		8,040
Bank card fees		3,486		2,660
Trust service fees		2,520		2,356
Secondary mortgage market operations		1,620		956
Other noninterest income		7,033		7,379
Securities transactions		-		-
Total noninterest income		21,176		21,391
NONINTEREST EXPENSE				
Employee compensation		35,438		30,921
Employee benefits		8,836		8,290
Total personnel		44,274		39,211
Net occupancy		5,946		5,187
Equipment and data processing		4,264		4,274
Telecommunication and postage		2,667		2,062
Corporate value and franchise taxes		2,144		1,954
Legal and other professional services		1,511		1,551
Amortization of intangibles		2,255		1,629
Other noninterest expense		16,039		10,393
Total noninterest expense		79,100		66,261
INCOME BEFORE INCOME TAXES		53,313		42,049
INCOME TAX EXPENSE		17,164		13,293
NET INCOME	$	36,149	$	28,756
EARNINGS PER SHARE				
Basic	$	.58	$	.47
Diluted		.57		.47
WEIGHTED-AVERAGE SHARES OUTSTANDING				
Basic		62,835,144		60,567,867
Diluted		63,950,543		61,596,201
CASH DIVIDENDS PER SHARE	$	.27	$	.23

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
SUMMARY OF INTEREST RATES (TAX-EQUIVALENT)*

	First Quarter 2006	Fourth Quarter 2005	First Quarter 2005
EARNING ASSETS			
Loans**	7.05 %	6.72 %	5.93 %
Investment securities	4.46	4.37	4.39
Federal funds sold and short-term investments	4.37	4.08	2.43
Total interest-earning assets	6.28 %	6.17 %	5.52 %
INTEREST-BEARING LIABILITIES			
Interest-bearing deposits			
NOW account deposits	.58 %	.55 %	.44 %
Money market investment deposits	1.56	1.22	.73
Savings deposits	1.00	.90	.46
Other time deposits	2.51	2.12	1.39
Time deposits $100,000 and over	3.59	3.19	1.89
Total interest-bearing deposits	1.84	1.64	.97
Short-term and other borrowings	3.42	3.01	1.84
Total interest-bearing liabilities	1.98 %	1.76 %	1.08 %
NET INTEREST SPREAD (tax-equivalent)			
Yield on earning assets less cost of interest-bearing liabilities	4.30 %	4.41 %	4.44 %
NET INTEREST MARGIN (tax-equivalent)			
Net interest income (tax-equivalent) as a percentage of average earning assets	5.02 %	5.03 %	4.78 %
COST OF FUNDS			
Interest expense as a percentage of average interest-bearing liabilities plus interest-free funds	1.26 %	1.14 %	.74 %

* Based on a 35% tax rate.
** Net of unearned income, before deducting the allowances for loan losses and including loans held for sale and loans accounted for on a nonaccrual basis.

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
LOAN QUALITY

(dollars in thousands)	First Quarter 2006	First Quarter 2005
ALLOWANCE FOR LOAN LOSSES		
Allowance for loan losses at beginning of period	$ 90,028	$ 54,345
Provision for loan losses	2,000	1,500
Loans charged off	(3,629)	(3,676)
Recoveries on loans previously charged off	810	1,751
Net loans charged off	(2,819)	(1,925)
Allowance for loan losses at end of period	$ 89,209	$ 53,920
Annualized net charge-offs as a percentage of average loans	.17%	.14%
Annualized gross charge-offs as a percentage of average loans	.22%	.26%
Recoveries as a percentage of gross charge-offs	22.32%	47.63%
Allowance for loan losses as a percentage of loans, at end of period	1.37%	.96%

	March 31 2006	December 31 2005	March 31 2005
NONPERFORMING ASSETS			
Loans accounted for on a nonaccrual basis	$ 65,494	$ 65,565	$ 21,912
Restructured loans	28	30	36
Total nonperforming loans	65,522	65,595	21,948
Foreclosed assets and surplus property	652	1,708	2,547
Total nonperforming assets	$ 66,174	$ 67,303	$ 24,495
Nonperforming assets as a percentage of loans plus foreclosed assets and surplus property, at end of period	1.02%	1.03%	.43%
Allowance for loan losses as a percentage of nonaccruing loans, at end of period	136%	137%	246%
Allowance for loan losses as a percentage of nonperforming loans, at end of period	136%	137%	246%
Loans 90 days past due still accruing	$ 3,956	$ 13,728	$ 1,599
Loans 90 days past due still accruing as a percentage of loans, at end of period	.06%	.21%	.03%

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